EXHIBIT 21

Subsidiaries of the Registrant

Name	State of Incorporation
First-Citizens Bank and Trust Company of South Carolina	South Carolina
Exchange Bank of South Carolina, Inc.	South Carolina
Citizens Bank	Georgia
FCB/SC Capital Trust I	Delaware

Subsidiaries of First-Citizens Bank & Trust of South Carolina

Name	State of Incorporation
First Citizens Mortgage Corporation (Inactive)	South Carolina
Wateree Enterprises	South Carolina